Exhibit 14.2

Teltronics, Inc.
Board of Directors
Code of Ethical Business Conduct

Teltronics, Inc. is committed to conducting business in accordance with the highest standard of business ethics and complying with applicable laws, rules and regulation.  In furtherance of this commitment, the Board of Directors (the "Board") of Teltronics, Inc. (the "Company") adopts the following Code of Ethical Business Conduct (the "Code") for directors of the Company ("Directors").

Each Director must:

•	represent the interest of the shareholders of Teltronics, Inc.;
•	exhibit high standards of integrity, commitment and independence of thought and judgment; and
•	dedicate sufficient time, energy and attention to ensure the diligent performance of his or her duties and comply with every provision this Code

No code or policy can anticipate every situation that may arise.  Accordingly, this Code is intended to serve as a source of guiding principles.  Directors are encouraged to bring questions about particular circumstances that may implicate one or more of the provisions of this Code to the attention of the Teltronics, Inc. Audit Committee, who may consult with inside or outside legal counsel as appropriate.

1.           Confidentiality.

A Director may never use Confidential Information for his or her own personal benefit or to benefit persons or entities outside the Company.  Directors shall not disclose Confidential Information outside the Company either during or after their service as a Director of the Company, except with the express consent of the Board or as required by law.

“Confidential Information” means all non-public information entrusted to or obtained by a Director by reason of his or her position as a Director of the Company.  It includes, but is not limited to, non-public information that might be useful to competitors or harmful to the Company or its customers or suppliers if disclosed, such as:

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Non-public information about the Company’s financial condition, prospects or plans, its marketing and sales programs and research and development information, as well as information relating to mergers and acquisitions, stock repurchases and divestitures;

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Non-public information concerning possible transactions with other companies or information about the Company’s customers or suppliers that the Company is under an obligation to maintain as confidential; and

•	Non-public information about discussions and deliberations relating to business issues and decisions between and among employees, officers and Directors.

2.           Conflict of Interest.

Directors must avoid any conflicts of interest between them and the Company.  Any situation that involves, or may reasonably be expected to involve, a conflict of interest with the Company, should be disclosed promptly to the Teltronics, Inc. Audit Committee.

A "conflict of interest" can occur when a Director's personal interest is adverse to -- or may appear to be adverse to -- the interests of the Company as a whole.  Conflicts of interest also arise when a Director, or a member of his or her immediate family receives improper personal benefits as a result of his or her position as a director of the Company.   As used herein, “immediate family” means a person's spouse, parents, children, siblings, mothers-in-law and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than employees) who share such person's home (consistent with the definition of immediate family.)

This Code does not attempt to describe all possible conflicts of interest that could develop. Some of the more common conflicts from which Directors must refrain, however, are set out below.

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Relationship of Company with third parties.  Directors may not engage in any conduct or activities (other than in connection with Board consideration of a prospective business or contractual relationship wherein a Director is carrying out his or her fiduciary responsibilities) that impair the Company's relationship with any person or entity with which the Company has or proposes to enter into a business or contractual relationship.

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Compensation.  Non-Employee Directors may not accept compensation from the Company for services performed for the Company other than director's fees and compensation associated with their activities as a director unless such compensation is approved in advance by the Teltronics, Inc. Audit Committee.

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Gifts.  Directors and members of their families may not accept gifts from persons or entities who deal with the Company in those cases where any such gift has more than a nominal value, is being made in order to influence the Director's actions as a member of the Board, or where acceptance of the gifts could create the appearance of a conflict of interest.

•	Personal use of Company assets. Directors shall use Company assets, labor or information for legitimate business purposes and not for personnel use.

3.           Corporate Opportunities.

Directors are prohibited from: (a) taking for themselves opportunities related to the Company's business; (b) using the Company's property, information, or position for personal gain; or (c) competing with the Company for business opportunities, provided, however, if the Company's "disinterested Directors," as defined under applicable law, determine that the Company will not pursue an opportunity that relates to the Company's business, a Director may do so.

4.           Compliance with Laws, Rules and Regulations; Fair Dealing.

Directors shall comply, and oversee compliance by employees, officers and other Directors, with laws, rules and regulations applicable to the Company, including insider-trading laws.

5.           Encouraging the Reporting of any Illegal or Unethical Behavior.

Directors shall continue to promote ethical behavior and take steps to ensure that the Company continues to: (a) encourage employees to talk to supervisors, managers and other appropriate personnel when in doubt about the best course of action in a particular situation; (b) encourage employees to report violations of laws, rules, regulations or any written Company ethical business conduct guidelines to appropriate personnel; and (c) inform employees that the Company will not allow retaliation for reports made in good faith.

6.           Compliance Procedures.

Directors should communicate any suspected violations of this Code promptly to the Chairperson of the Audit Committee.  Suspected violations shall be investigated by or at the direction of the Board or the Audit Committee, and appropriate action shall be taken in the event that a violation is confirmed.

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